Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE

THIRD QUARTER ENDING SEPTEMBER 30, 2009

Management’s Discussion and Analysis of
Financial Condition and Results of Operations:
Third Quarter 2009

November 10, 2009

Introduction

The Management's Discussion and Analysis (“MD&A”) focuses on significant factors that affected the performance of Pan American Silver Corp. and its subsidiaries (“Pan American” or the “Company”) and such factors that may affect future performance.  The MD&A for the third quarters ended September 30, 2009, and 2008, should be read in conjunction with the unaudited consolidated financial statements for the three and nine months ended September 30, 2009 and 2008 and the related notes contained therein, which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP).  In addition, the following should be read in conjunction with the Consolidated Financial Statements of the Company for the year ended December 31, 2008, the related MD&A, and Pan American’s Annual Information Form (available on SEDAR at www.sedar.com) and Form 40F. All figures are in United States dollars unless otherwise noted.

Some of the statements in this MD&A are forward-looking statements that are subject to risk factors set out in the cautionary note contained herein.

1
Under “Recent Highlights and Significant Events“ we discuss the events that have occurred since our MD&A dated August 11, 2009 that had a significant influence on the Company’s financial statements or that may be significant in the future.
Page 3
2
The “Operating Results” section provides an analysis of Pan American’s Metal Production and Cash and Total Costs per Ounce of Silver for the third quarter of 2009, on a consolidated basis and for each operation under Operations Review.
Page 4
3	The “Financial Results” section presents Pan American’s financial performance during the third quarter and first nine months of 2009.	Page 10
4	The “Liquidity and Capital Resources” section reviews our cash flow over the past quarter, describes our current liquidity and financial position.	Page 13
5	In the “Outlook” section, we update our Production Forecasts for 2009 and discuss some of the Risks and Uncertainties facing our business.	Page 15
6	The “Accounting Policies and Internal Controls” section identifies new accounting policies and our plans for the adoption of IFRS.	Page 17

Pan American was founded in 1994 with the mission of being the world’s largest and lowest cost primary silver mining company, and to achieve this by increasing its low cost silver production and silver reserves, thereby providing investors with the best investment vehicle to gain real exposure to silver prices in a socially and environmentally responsible manner.  To achieve this objective, the Company engages in silver mining and related activities, including exploration, mine development, extraction, processing, refining, and reclamation. The Company owns and operates seven silver mines and a stockpile operation in Peru, Mexico, Argentina, and Bolivia and is the second-largest primary silver producer in the world.  Pan American has grown its silver production for 13 consecutive years and today employs almost 6,400 employees and contractors world-wide.

Recent Highlights and Significant Events

New Quarterly Production and Sales Records:

The highlight of the Company’s third quarter 2009 (“Q3 2009”) was establishing new quarterly production records for silver at 6.4 million ounces and for gold at 28 thousand ounces.  The new silver production record was primarily a result of a smooth ramp-up at the recently completed San Vicente mine expansion in Bolivia, which produced 0.9 million ounces in the quarter.  Excellent gold recoveries at the new Manantial Espejo mine in Argentina, which produced over 20 thousand ounces of gold in the quarter, was the main reason for the new gold production record.  These record production levels and improvements in the price environment for all the metals that the Company produces resulted in new company record for quarterly sales of $118.6 million.

The Aquiline Transaction:

On October 14, 2009, Pan American and Aquiline Resources Inc. (“Aquiline”) announced that they had signed a support agreement (the “Support Agreement”) pursuant to which Pan American would make a formal take-over bid to acquire all of the issued and outstanding shares of Aquiline (the “Share Offer”).  Contemporaneously with the Share Offer, Pan American also agreed to make formal take-over bids for each outstanding series of Aquiline warrants and the Aquiline convertible debenture (together, the “Convertible Security Offers”).  The transaction value implied by all of the offers was approximately CAD$626 million based on closing prices on October 13, 2009, being the day prior to the public announcement of the transaction.

Pan American mailed the formal take-over bid circular containing detailed terms and conditions of the Share Offer and the Convertible Securities Offers to Aquiline security holders on October 30, 2009. The Share Offer was made on the basis of 0.2495 of a Pan American common share, plus 0.1 of a Pan American common share purchase warrant for each Aquiline common share.  Each of these warrants will entitle the holder to acquire one Pan American common share at a price of CAD$35.00 per Pan American common share for a period of five years after the date on which Pan American first pays for Aquiline common shares tendered to the Share Offer (the “Five Year Pan American Warrant”).  Based on the closing price of Pan American common shares on the TSX on October 13th, 2009 (and assuming a value of CAD$0.81 for each 0.1 of a Five Year Pan American Warrant), the implied value of the Share Offer is CAD$7.47 per Aquiline common share, which represents a premium of approximately 36.6% over the closing price of Aquiline common shares on the TSX on the same date, and a 62.0% premium to Aquiline’s 10-day volume weighted average price. Upon successful completion of the acquisition, Aquiline shareholders will own approximately 19% of the enlarged Pan American.  The Board of Directors of Aquiline has unanimously determined that the Share Offer is fair to Aquiline shareholders and recommended that Aquiline shareholders accept the Share Offer and deposit their common shares pursuant to the Share Offer.  The consideration offered pursuant to the Convertible Security Offers will consist of replacement Pan American securities, exercisable to acquire Pan American common shares, with similar terms to the respective Aquiline securities, subject to an adjustment based on a 0.2495 exchange ratio.  The Share Offer and each of the Convertible Securities Offers are, among other things, conditional upon a minimum of 66⅔% of the outstanding Aquiline shares on a diluted basis being tendered to the Share Offer.  Pan American shareholders will not be required to vote on the transaction, which is currently expected to close prior to the end of the year.

Based on Aquiline’s public disclosure, the Navidad silver development project in the Province of Chubut, Argentina is one of the world’s largest undeveloped silver deposits.  If successful, the acquisition will add a world-class silver development project to Pan American’s portfolio and will provide an opportunity for the Company to build on its recent successful experience in Argentina.  There is currently a law in Chubut prohibiting open-pit mining and the use of cyanide in mining that, as currently enacted, would likely render any future construction and development of the Navidad silver project uneconomic or not possible at all.  Pan American believes that it is uniquely positioned to develop Navidad because of our proven development and operating team, our exemplary community and government relations, our strong environmental and safety record, and our outstanding financial strength.  The Company intends to leverage these attributes to demonstrate to the government that it can develop Navidad in a socially and environmentally responsible manner.

Doe Run Peru Update:

During the third quarter and up to the date of this MD&A, Doe Run Peru (“DRP”) has not resolved its financing needs, and the La Oroya smelter remains closed.  DRP was the largest buyer of the Company’s copper concentrate production and the only buyer of the pyrite stockpile material in Peru.  The Company’s Peruvian operations halted deliveries of concentrates to DRP in March 2009.  The Company has been able to sell copper concentrates to other buyers during Q3 2009; however, the terms for such sales were significantly inferior to the terms of the Company’s concentrate contracts with DRP.  Sales of the Company’s pyrite stockpile material have been halted.  The lack of pyrite stockpile sales, increased treatment charges, freight costs, penalties and reduced payables related to the Company’s copper concentrates that were diverted from DRP in Q3 2009 totaled approximately $2.7 million (before tax effects), and were a significant factor behind the higher cash costs recorded by the Peruvian operations during the quarter.  Similar impacts are expected on future results of the Company for at least the period that the La Oroya smelter remains closed.

At the end of Q3 2009 and at the date of this MD&A, the amount owed to the Company by DRP was approximately $8.8 million. The Company established a doubtful debt provision of $4.4 million of the amount receivable in Q2 2009 and, in addition, reclassified the remaining receivable balance of $4.4 million from current assets into long term assets on its consolidated balance sheet. This reclassification reflects the Company’s current expectation that the remaining receivable balance of $4.4 million owed by DRP may not be recovered within the next twelve months, and in recognition of that expectation, the Company recorded an additional charge of $0.6 million in Q2 2009 related to the negative present value impact of the expected delay in the recovery of the DRP receivable.  The Company believes that the circumstances surrounding DRP do not warrant any further changes to the accounting treatment in Q3 2009 and the Company remains optimistic that the La Oroya smelter will resume operations in the first half of 2010.

Operating Results

•	Metal Production

The following table reflects the consolidated metal production achieved in each period under review.

	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2008	2009	2008
Silver – ounces	6,352,778	4,857,840	17,050,812	14,068,379
Gold – ounces	28,017	6,499	74,080	20,078
Zinc – tonnes	11,214	9,648	32,355	29,002
Lead – tonnes	3,361	3,967	10,855	12,241
Copper – tonnes	1,849	1,514	4,865	4,461

Pan American produced a new Company record of 6.4 million ounces of silver in Q3 2009, which was a 31% increase over the 4.9 million ounces produced in the third quarter of 2008 (“Q3 2008”).  The main reasons for the increase were the addition of silver production from the Manantial Espejo mine, which produced 1.0 million ounces of silver in Q3 2009, and from increased silver production from San Vicente, which produced an additional 0.6 million ounces in Q3 2009 relative to its silver production in Q3 2008.  At the Company’s Peruvian mines, higher silver grades and increased throughput rates at Morococha resulted in increases in silver production relative to the comparable period of 2008. These increases were partially offset by lower silver production in Mexico as a result of anticipated lower throughput at

La Colorada and lower silver grades at Alamo Dorado.  Silver contributed approximately 60% of the total metal value of consolidated production in the quarter.

Management did not include any production from Quiruvilca in its 2009 forecast due to the previously announced decision to prepare the mine for a period of care and maintenance during 2009.  Included in the actual production results for the nine months of 2009 were 1.1 million ounces of silver from the Quiruvilca mine.  Excluding Quiruvilca’s production, the Company’s consolidated silver production was 16.0 million ounces, which was on-track to meet management’s silver production forecast for the full year of 21.5 million ounces.  Consolidated silver production, excluding Quiruvilca, for the comparable period of 2008 was 13.0 million ounces.

Production of gold also increased significantly in Q3 2009 relative to Q3 2008, primarily as a result of the commencement of commercial production at the Manantial Espejo mine on January 1, 2009, and the processing of a small high gold grade zone at La Colorada, and increased throughput at Alamo Dorado.  Gold production increased more than four fold over the comparable period of 2008 to a record 28,017 ounces and has become Pan American’s largest by-product, accounting for approximately 18% of the total consolidated metal value of production in the quarter.

Consolidated zinc and copper production in Q3 2009 increased by 16% and 22%, respectively, relative to the 2008 comparable period, while lead production decreased by 15% due primarily to lower lead grades at the Huaron and Morococha mines.

•	Cash and Total Costs per Ounce of Silver

Consolidated cash costs for Q3 2009 were $4.91 per ounce compared to $6.61 per ounce for the corresponding period of 2008.  The most significant factor behind this 26% decrease in cash costs was the increase in by-product credits per ounce, which resulted primarily from higher gold production and prices.  By-product credits increased by 17% to $9.69 per payable silver ounce in Q3 2009 compared to $8.27 per payable silver ounce in Q3 2008.

Consolidated cash costs for the first nine months of 2009 were $5.57 per ounce compared to $5.22 per ounce for the corresponding period of 2008.  The most significant factor behind this 7% increase in cash costs was the decrease in by-product credits per ounce primarily from lower metal prices.  By-product credits decreased by 9% to $8.88 per payable silver ounce in the first nine months of 2009 compared to $9.78 per payable silver ounce in the first nine months of 2008.

Included in the actual production results for the first nine months of 2009 were 1.1 million ounces of silver at cash costs of $9.47 per ounce from Quiruvilca, whereas management did not include any production from Quiruvilca in its 2009 forecast.  Excluding Quiruvilca’s production, the consolidated cash costs for the first nine months of 2009 were $5.33 per ounce (comparable figure for first nine months of 2008 was $5.30 per ounce).  Actual cash costs from the first nine months of 2009 were well below management’s revised forecast for the full year cash costs of $6.00 per ounce primarily due to higher than expected production and prices of by-product metals.  These factors were partially offset by the negative consequence on cash costs of the unexpected closure of DRP’s La Oroya smelter, as described in the “Recent Highlights and Significant Events” section.

Total costs for Q3 2009 were $8.95 per ounce compared to $9.53 per ounce in Q3 2008.  For the nine-month period ended September 30, 2009, total costs were $9.64 per ounce, up from total costs of $8.04 per ounce in the comparable period of 2008.  As shown in the table that follows, total costs reflect the cash costs plus various non-cash charges, such as depreciation and amortization, on a per ounce basis.  The achievement of commercial production at Manantial Espejo and San Vicente has resulted in a significant increase in the depreciation and amortization charged in the 2009 periods relative to the comparative periods of 2008.

The Company reports cash costs per ounce of payable silver. This non-GAAP measure is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance measurement, but does not have standardized meaning and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.

To facilitate a better understanding of this measure as calculated by the Company, we have provided a detailed reconciliation of this measure to our cost of sales, as shown in our unaudited Consolidated Statement of Operations for the respective periods below.

Cash and Total Cost per Ounce Reconciliation			Three months ended		Nine months ended
(in thousands of US dollars)			September 30,		September 30,
			2009	2008	2009	2008
Cost of Sales			$61,777	$52,807	$172,940	$155,419
Add/(Subtract)
Smelting, refining, and transportation charges			17,838	13,933	45,103	46,282
By-product credits			(59,654)	(39,325)	(146,300)	(134,712)
Mining royalties			2,851	1,558	6,269	4,173
Worker’s participation & voluntary payments			(574)	(176)	(688)	(3,360)
Change in inventories			7,452	985	13,435	306
Other			499	709	1,046	1,330
Minority interest adjustment			(527)	(267)	(1,643)	(432)
Cash Operating Costs	A		29,661	30,224	90,164	69,006

Add/(Subtract)
Depreciation and amortization			22,123	11,217	58,794	33,800
Asset retirement and reclamation			798	672	2,245	2,015
Change in inventories			1,747	1,591	5,583	2,109
Other			(56)	28	(201)	(181)
Minority interest adjustment			(205)	(146)	(607)	(459)
Total Costs	B		54,069	43,586	155,977	106,290

Payable Silver Production (oz.)	C		6,038,812	4,574,988	16,184,464	13,215,617

Cash cost per ounce	(A	*$1000)/C	$4.91	$6.61	$5.57	$5.22
Total costs per ounce	(B	*$1000)/C	$8.95	$9.53	$9.64	$8.04

•	Operations Review

	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2008	2009	2008
Huaron Mine

Tonnes milled	178,833	188,987	521,973	573,080
Average silver grade – grams per tonne	201	191	206	191
Average zinc grade - percent	2.56%	2.23%	2.45%	2.26%
Average silver recovery – percent	78.8%	77.1%	79.7%	79.3%
Silver – ounces	910,027	894,028	2,752,534	2,795,935
Gold – ounces	285	534	960	1,264
Zinc – tonnes	2,913	2,644	8,354	8,457
Lead – tonnes	950	1,422	3,310	4,650
Copper – tonnes	674	420	1,635	1,235

Cash cost per ounce (1)	$10.35	$11.15	$9.72	$7.26
Total cost per ounce (1)	$11.74	$12.53	$11.06	$8.60

Q3 2009 production at Huaron mine was 0.9 million ounces of silver, 2% higher than Q3 2008.  Increased production was primarily a result of higher silver head grades and recoveries, partially offset by reduced throughput rates, compared to Q3 2008.  Higher copper and zinc grades outweighed the reduction in throughput, resulting in higher production of those metals; however lead production was hampered by lower grades and recoveries.  Cash costs per ounce in Q3 2009 were $10.35, below the $11.15 a year earlier but above the Company’s 2009 forecast of $8.14 per ounce.  Actual cash costs were higher than expected primarily due to the detrimental impact of the closure of DRP’s La Oroya smelter on the Company’s copper concentrate terms.  Long term development work continued to focus on a major mine deepening ramp and shaft rehabilitation that aims to access high grade ore below the 250 level.  Capital expenditures during Q3 2009 totaled $1.6 million at the Huaron mine.

	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2008	2009	2008
Morococha Mine*
Tonnes milled	168,674	140,726	469,802	450,307
Average silver grade – grams per tonne	157	147	157	153
Average zinc grade – percent	3.10%	3.20%	2.92%	3.18%
Average silver recovery – percent	87.2%	84.0%	85.7%	84.3%
Silver – ounces	741,487	557,416	2,028,782	1,870,271
Gold – ounces	339	297	970	943
Zinc – tonnes	4,223	3,737	12,443	11,928
Lead – tonnes	1,343	1,506	4,182	4,901
Copper – tonnes	557	497	1,561	1,450

Cash cost per ounce (1)	$5.33	$2.71	$7.12	$1.12
Total cost per ounce (1)	$7.90	$4.96	$9.76	$3.25

*Production and cost figures are for Pan American’s 92.2% share only.

The Morococha mine produced 0.7 million ounces of silver to the Company’s account during Q3 2009, at a cash cost of $5.33 per ounce.  Quarterly silver production was 33% above the comparable period in 2008 as a result of higher silver grades and throughput rates.  The higher throughput rate was the main explanation for increased copper and zinc production while lower lead grades resulted in an 11% decrease in lead production in Q3 2009.  By-product credits remained similar to Q3 2008, however, Morococha’s cash costs per ounce were negatively impacted by the unexpected closure of DRP’s La Oroya smelter as treatment charges for copper concentrate increased sharply.  Underground ramp development and associated ventilation raising continued in the quarter, primarily on the Alapampa ramp, which is approaching the high-grade Morro Solar zone.  Capital expenditures at Morococha, primarily consisting of long-term underground mine development, totaled $1.8 million during Q3 2009.

	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2008	2009	2008
Quiruvilca Mine
Tonnes milled	81,697	88,936	247,676	266,315
Average silver grade – grams per tonne	158	144	154	144
Average zinc grade – percent	3.72%	2.91%	3.79%	2.71%
Average silver recovery - percent	86.7%	86.3%	86.2%	84.8%
Silver – ounces	360,720	354,940	1,057,721	1,043,819
Gold – ounces	393	563	1,098	1,423
Zinc – tonnes	2,650	2,184	8,218	5,956
Lead – tonnes	754	786	2,447	1,978
Copper – tonnes	419	553	1,236	1,672

Cash cost per ounce (1)	$7.69	$5.54	$9.47	$4.26
Total cost per ounce (1)	$8.29	$7.96	$10.08	$6.71

As previously announced, the Quiruvilca mine is being prepared for a period of care and maintenance and therefore management did not include any production from the mine in the Company’s consolidated 2009 forecasts. Silver production at the Quiruvilca mine in Q3 2009 was 0.4 million ounces, similar to production in the comparable 2008 period.  Silver production remained steady as the impact of processing less tonnage was offset by the benefit of higher silver grades.  Cash costs for the quarter were $7.69 per ounce, up from $5.54 per ounce a year ago, primarily reflecting the fact that all expenditures at Quiruvilca were expensed (including items that would normally have been capitalized if the operation was not being prepared for care and maintenance) and that by-product credits declined by $3.75 per payable ounce.  Quiruvilca’s cash cost per ounce was also negatively impacted by the closure of DRP’s La Oroya smelter as treatment charges for copper concentrate increased significantly. Lower by-product credits were partially offset by reduced operating costs following the implementation of cost control initiatives.
Currently, the Company expects to continue mining activities at Quiruvilca through the balance of 2009 and into 2010.

	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2008	2009	2008
Pyrite Stockpiles

Tonnes sold	-	10,722	13,984	29,358
Average silver grade – grams per tonne	-	235	218	234
Silver – ounces	-	81,007	98,235	220,968

Cash cost per ounce (1)	$-	$4.10	$3.78	$4.80
Total cost per ounce (1)	$-	$4.10	$3.78	$4.80

The Pyrite Stockpile operation did not produce any ounces in Q3 2009 as a result of the closure of the La Oroya smelter.  The Company does not anticipate making any further sales from the Pyrite Stockpile operation until the La Oroya smelter resumes operations.

	Three months ended		Three months ended
	September 30,		September 30,
	2009	2008	2009	2008
Alamo Dorado Mine

Tonnes milled	393,858	360,231	1,238,313	1,139,187
Average silver grade – grams per tonne	125	165	117	146
Average gold grade – grams per tonne	0.42	0.42	0.40	0.46
Average silver recovery – percent	88.8%	88.4%	88.5%	88.9%
Silver – ounces	1,580,114	1,743,148	4,258,055	4,674,039
Gold – ounces	4,943	4,179	13,879	13,642
Copper – tonnes	82	-	201	-

Cash cost per ounce (1)	$4.37	$4.42	$4.36	$3.83
Total cost per ounce (1)	$8.93	$9.09	$8.95	$8.47

Alamo Dorado was the Company’s largest silver producer in Q3 2009, producing 1.6 million ounces of silver.  As expected, mill throughput increased but was more than offset by lower silver grades as the mine transitioned mining activities from the phase 1 pit to the phase 2 pit, resulting in a 9% decline in silver production relative to Q3 2008.  Alamo Dorado also produced almost 5 thousand ounces of gold in Q3 2009, 18% higher than gold production in the comparable period of 2008 as a result of increased throughput.  Cash costs of $4.37 per ounce were similar to cash costs in Q3 2008 and were significantly lower than management’s forecast of $6.32 due to higher than expected gold by-product credits.  Sustaining capital expenditures totaling $0.5 million were required at Alamo Dorado during the quarter.

	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2008	2009	2008
La Colorada Mine

Tonnes milled	84,210	95,441	241,456	284,326
Average silver grade – grams per tonne	377	369	375	372
Average silver recovery – percent	86.2%	86.6%	86.4%	86.2%
Silver – ounces	885,267	981,699	2,521,923	2,949,110
Gold – ounces	1,776	926	4,813	2,804
Zinc – tonnes	576	471	1,673	1,249
Lead – tonnes	314	253	917	712

Cash cost per ounce (1)	$7.92	$8.70	$7.51	$7.93
Total cost per ounce (1)	$11.80	$10.74	$11.17	$9.96

The La Colorada mine had another satisfying quarter in Q3 2009, producing 0.9 million ounces of silver.  This was 10% lower than Q3 2008 production due to a 12% decrease in tonnes of ore processed.  Throughput was reduced as part of a revised mine plan put into effect following the implementation of cost reduction initiatives in Q4 2008.  Although silver head grades at both the oxide and sulphide plants were below management’s expectations, the mine achieved higher than expected throughput rates, resulting in silver production that exceeded management’s forecast for the quarter. Cash costs decreased by 9% to $7.92 per ounce, primarily due to higher by-product credits as a result of increased gold and base metal production.  Capital expenditures at La Colorada during the quarter totaled $0.2 million.

	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2008	2009	2008
Manantial Espejo Mine

Tonnes milled	169,609	-	444,800	-
Average silver grade – grams per tonne	214	-	219	-
Average gold grade – grams per tonne	3.91	-	3.85	-
Average silver recovery – percent	88.0%		87.5%
Silver – ounces	1,005,904	-	2,776,360	-
Gold - ounces	20,280	-	52,359	-

Cash cost per ounce (1)	$(3.11)	$-	$(1.18)	$-
Total cost per ounce (1)	$5.88	$-	$7.85	$-

The Manantial Espejo mine continued its outstanding start-up performance and in its third full quarter of commercial operation, produced 1.0 million ounces of silver and over 20 thousand ounces of gold.  The excellent operating performance and higher than expected gold production and prices resulted in cash costs of negative $3.11 per ounce of silver, which was significantly below management’s forecast of $2.25 per ounce.

Capital expenditures at Manantial Espejo amounted to $1.1 million during the quarter to complete several refinements to the plant and machinery at the site and to advance underground mine development.

	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2008	2009	2008
San Vicente Mine*

Tonnes milled	52,729	29,237	106,259	66,614
Average silver grade – grams per tonne	563	324	503	298
Average zinc grade	2.18%	2.71%	2.17%	2.72%
Average silver recovery	90.8%	85.3%	90.4%	81.1%
Silver – ounces	869,259	245,602	1,557,203	514,238
Zinc – tonnes	852	611	1,667	1,413
Copper – tonnes	117	45	232	104

Cash cost per ounce (1)	$5.81	$9.08	$7.16	$8.63
Total cost per ounce (1)	$8.14	$10.52	$9.81	$10.01

*Production and interest figures for Pan American’s 95% share only.

The San Vicente mine performed exceptionally well in Q3 2009, the second quarter since the completion of the expansion project which increased the mining and milling rate to 750 tonnes per day.  Silver production totaled 0.9 million ounces at cash costs of $5.81 per ounce, a 254% increase in silver production from the 0.2 million ounces produced at a cash cost of $9.08 per ounce in the comparable period of 2008.  The increased silver production was attributable to substantially higher mill tonnage, grades, and recoveries.  Production of zinc and copper also increased over the comparable period as a result of higher throughput rates.  The expanded mine and plant at San Vicente are performing above management’s expectations and cash costs are expected to continue to decline over the balance of the year as steady state production is achieved.

Minor refinements were made to the new processing plant at San Vicente during Q3 2009, where capital expenditures totaled $0.5 million for the quarter.

(1)
The Company reports the non-GAAP cash cost per ounce of payable silver in order to manage and evaluate operating performance at each of the Company’s mines.  For a better understanding of these measures, please refer to the detailed reconciliation of this measure to our cost of sales, as shown in our unaudited Consolidated Statement of Operations for the period, which can be found on page 5 of the MD&A.

Financial Results

For the three months ended September 30, 2009, the Company’s net income was $17.4 million (basic and diluted earnings per share of $0.20) compared to net income of $6.4 million (basic and diluted earnings per share of $0.08) for the corresponding period in 2008.  The increase in net income was primarily driven by stronger operating results, as reflected in mine operating earnings which increased by 124% to $34.7 million from $15.5 million in Q3 2008.  Mine operating earnings were positively impacted by the positive contributions from the Manantial Espejo and San Vicente mines, which helped boost sales by 49% compared to the corresponding period in 2008.  Net income in Q3 2009 also benefited from a $2.7 million unrealized mark-to-market gain on certain derivative equity instruments held at quarter end.  Included in net income for Q3 2009 was a non-cash foreign exchange loss of $2.5 million on the revaluation of the Company’s cash and other working capital and future income tax balances that were denominated in local currencies.

Net income in Q3 2009 also increased as compared to Q2 2009, primarily due to improvements in metal prices and greater contributions from Manantial Espejo and San Vicente mines.  Mine operating earnings increased by 48% to $34.7 million in Q3 2009 from $23.5 million in Q2 2009.

The following table reflects the average metal prices that prevailed during each respective period.

	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2008	2009	2008
Average Metal Prices
Silver – London Fixing per ounce	$14.69	$15.07	$13.69	$16.58
Gold – London Fixing per ounce	$960	$871	$931	$897
Zinc – LME Cash Settlement per tonne	$1,757	$1,773	$1,472	$2,099
Lead – LME Cash Settlement per tonne	$1,925	$1,912	$1,535	$2,366
Copper – LME Cash Settlement per tonne	$5,840	$7,693	$4,663	$7,966

The table below sets out selected quarterly results for the past thirteen quarters, which are stated in thousands of US dollars, except for the per share amounts.

Year	Quarter (unaudited)	Sales	Mine operating earnings (loss)(1)	Net income/(loss) for the period	Basic earnings (loss) per share
2009	Sept.30	$118,608	$34,708	$17,375	$0.20
	June 30	$111,392	$23,490	$10,208	$0.12
	March 31	$70,406	$10,474	$6,610	$0.08
2008	Dec. 31	$46,278	$(9,884)	$(33,316)	$(0.41)
	Sept.30	$79,493	$15,469	$6,404	$0.08
	June 30	$104,079	$39,259	$21,357	$0.26
	March 31	$108,750	$48,375	$30,157	$0.38
2007	Dec. 31	$85,889	$28,859	$26,062	$0.34
	Sept. 30	$87,907	$29,125	$23,891	$0.31
	June 30	$79,211	$31,417	$18,472	$0.24
	March 31	$48,057	$14,874	$20,435	$0.27
2006	Dec.31	$82,588	$35,063	$29,648	$0.39
	Sept. 30	$64,268	$29,221	$16,355	$0.22

(1)	Mine operating earnings are equal to sales less cost of sales and depreciation and amortization, which is considered to be substantially the same as gross margin.

Sales for Q3 2009 were a quarterly record $118.6 million, a $39.1 million or 49% increase from sales in the corresponding period in 2008.  Sales in Q3 2009 were positively impacted by an increase in the quantities of silver and gold sold compared to Q3, 2008, which increased by 30% and 450%, respectively.  Due to timing of concentrate shipments, quantities of zinc and lead sold in Q3, 2009 declined by 40% and 37% respectively, while quantities of copper sold increased by 15% compared to the corresponding period of 2008.  Quantities of all metals sold were lower than quantities produced during the quarter, leading to a significant increase in concentrate and doré inventory at quarter end. Realized metal prices were similar in Q3 2009, with the notable exception of realized gold prices, which increased by 12% compared to a year earlier.

Sales for the nine-month period ended September 30, 2009 of $300.4 million were only 3% higher than the sales for the comparable period in 2008, despite significant increases in quantities of all metals sold, with the exception of lead. Quantities of silver, gold, zinc and copper sold increased by 16%, 239%, 7%, and 5%, respectively, while quantities of lead decreased by 14%.  The significant increases in the quantities of silver, gold, zinc, and copper sold were partially offset by a 17% decrease in the realized price of silver and approximately 40% decreases in the realized price of our base metals in the first nine months of 2009 compared to the same period in 2008.

Cost of sales for the three months ended September 30, 2009 was $61.8 million, a 17% increase from the cost of sales recorded in the same period of 2008, as a result of greater quantities of silver and gold production sold.  Cost of sales did benefit from the positive effects of cost control initiatives that have been implemented and general reductions in the cost to purchase energy, local currencies, and consumables at all operations, which resulted in an average reduction of 9% in our operating costs per tonne compared to a year ago.

Cost of sales for nine months in 2009 of $172.9 million increased by 11% over the comparable period of 2008.  The factors described above were the primary reasons for the increase from the comparable period in 2008.

Depreciation and amortization charges for Q3 2009 increased to $22.1 million from $11.2 million recorded for the corresponding period in 2008.  This increase was attributable to the additional depreciation charges that arose upon the commencement of commercial production at Manantial Espejo and San Vicente.

Production from Manantial Espejo and increased production from San Vicente were also the primary reason for the increase in depreciation and amortization charges to $58.8 million in the nine-month period to September 2009 compared to $33.8 million in the same period of 2008.

Mine operating earnings in Q3 2009 were $34.7 million, which was a 124% increase from the $15.5 million generated in Q3 2008.  The increase in mine operating earnings primarily resulted from the combination of the increase in sales outweighing the increases in depreciation and amortization charges and cost of sales, as described above.  Mine operating earnings are equal to sales less cost of sales and depreciation and amortization, which is considered to be substantially the same as gross margin.

General and administration costs for Q3 2009, including stock-based compensation, were $4.4 million. These costs, which were $2.3 million for the comparable quarter in 2008, increased primarily as a result of an accrual related to the Company’s annual incentive plan in Q3 2009 compared to a reversal of the same accrual in Q3 2008 which reflected the Company’s decision not to make any awards under the annual incentive plan for 2008 as part of its cost cutting measures. General and administration costs were $9.2 million for the nine-month period ended September 30, 2009, compared to $7.7 million in the same period in 2008 and increased mainly for the same reason as above.

Exploration and project development expenses for Q3 2009 were $2.5 million compared to $1.5 million incurred in Q3 2008 and related mainly to expenditures incurred in connection with the La Preciosa property in Mexico, where $2.0 million was incurred.  For the nine-month period, exploration expenses to September 30, 2009 totaled $5.3 million, higher than $3.2 million in the comparable period of 2008. Exploration expenses to September 30, 2009 periods related mostly to the Company’s regional exploration activities, primarily in Mexico and Peru, including $2.5 million spent on activities at the La Preciosa property.

Accretion of asset retirement obligation expense of $0.8 million in Q3 2009 related to the accretion of the Company’s mine closure liability and was similar to the expense recorded in Q3 2008.  The accretion for the nine-month period ended September 30, 2009 was $2.2 million compared to $2.0 million for the same period of 2008. There were no significant changes to the Company’s mine closure cost estimates during the period.

Interest and financing expenses in Q3 2009 of $0.3 million were similar to the interest expenses incurred during the same period in 2008 of $0.2 million.  These expenses primarily consisted of withholding tax and transactional bank fees.  For the nine-month period ended September 30, 2009, interest and financing expenses were $1.8 million (comparable period of 2008: $0.8 million).  The primary reason for the increase was the charge attributed to the expected delay in recovery of amounts receivable from DRP, as described in the “Recent Highlights and Significant Events” section above and to withholding tax paid on intercompany transfers of funds out of Argentina.

There was no doubtful accounts provision in the current quarter.  For the nine-month period ended September 30, 2009 a $4.4 million charge was recognized due the uncertainty of collecting an $8.8 million amount receivable from DRP, as described in the “Recent Highlights and Significant Events” section above.

Investment and other income for Q3 2009 was $1.6 million, compared against investment and other income of $0.9 million in Q3 2008, and arose as a direct result of mark-to-market gains on an equity warrant position and interest earned on cash balances maintained by the Company, offset by the reversal of an insurance claim that was reclassified as sales. For the nine-month period ended September 30, 2009, investment and other income of $1.9 million was lower than the $2.4 million for the comparable period of 2008, which benefited from a significant insurance payment.

The foreign exchange loss for Q3 2009 was $2.5 million compared to a loss of $2.9 million in Q3 2008. This loss was a result of the impact of fluctuations in local currencies in Canada, Argentina, Peru, and Mexico on working capital and future income tax balances that are denominated in those currencies, when remeasured in US dollars.   For the nine-month period ended September 30, 2009 the foreign exchange loss was $2.8 million compared to a loss of $5.1 million in the comparable period of 2008.

The Company’s foreign currency, base metal price protection program, and silver fixing activities generated a loss on commodity and foreign currency contracts of $0.4 million during Q3 2009 compared to $3.7 million gain in Q3 2008.  The loss in the current quarter was due primarily to negative mark-to-market movements on our zinc options book.  For the nine-month period ended September 30, 2009, a net gain of $2.3 million on commodity and currency contracts was recorded, compared to a gain of $4.2 million in the same period of 2008.  The gain in the 2009 period was primarily due to relative strengthening of the Company’s currency positions against the US dollar.

Income tax provision of $7.5 million in Q3 2009 increased from $6.0 million in the comparable period as a direct result of the higher taxable income generated.  The income tax provision for the nine-month period ended September 30 of 2009 was $12.5 million, significantly down from $32.9 million for the comparable period of 2008 for the same reasons as above. The effective tax rate for Q3 2009 and the nine months ended September 30, 2009 was 29% and 26%, respectively, which was in line with management’s expectations.

Liquidity and Capital Resources

At September 30, 2009, cash plus short-term investments were $149.4 million, a $37.1 million increase from June 30, 2009.  The increase in cash plus short-term investments arose mainly as a result of the cash generated from operating activities, which exceeded cash required for capital expenditures and cash used in financing activities during the quarter.  The short term investments balance was further increased by unrealized gains of $8.6 million during the quarter.

Operating activities generated $37.1 million in the quarter, after working capital movements required $6.2 million.  The main movements in working capital accounts that required funding were a $7.4 million increase in inventories and a $2.6 million increase in accounts receivable offset by an increase in accounts payable and accrued liabilities of $2.8 million.

Investing activities consisted primarily of investments in mineral property, plant and equipment of $6.3 million and in long-term VAT receivables, which consumed $5.5 million in Q3 2009.  The majority of the investments in mineral property, plant and equipment were made for mine development at the Peruvian mines, which totaled $3.4 million.  The long-term VAT balances were accumulated in Argentina, where $4.8 million was expended in VAT payments and in Bolivia, where $0.8 million was expended.

Financing activities comprised exclusively the receipt of concentrate advances in Peru of $2.7 million.

For the comparable period of 2008, cash and cash equivalents plus short-term investments were $90.9 million, a $15.8 million decrease from June 30, 2008.  The decrease in cash plus short-term investments arose primarily as a result of the need to fund investments in mineral property, plant and equipment and other assets which consumed $61.3 million in Q3 2008.  These investments were partially financed by cash generated from operating activities in Q3 2008 of $22.7 million and by sales of short term investments totaling $24.8 million, with the balance of $13.7 million funded by a decrease in cash balances.  During Q3 2008, the Company invested in mining equipment and development, primarily at Manantial Espejo and San Vicente, where $33.6 million and $14.2 million were spent, respectively, inclusive of $4.1 million of recoverable VAT payments.

Working capital at September 30, 2009 was $257.7 million, an increase of $41.6 million from June 30, 2009.  The increase in working capital resulted primarily from a $37.1 million increase in cash and short term investments, a $10.3 million increase in inventories, and a $5.0 million increase in accounts receivables, partially offset by a $7.4 million increase in current liabilities and a $2.8 million reduction in unrealized gains on zinc and lead contracts.  The increase in inventories was primarily a consequence of a build-up of concentrates, doré, and finished inventories as a result of timing of shipments around quarter end.  Approximately 1.8 million ounces of silver and over 15 thousand ounces of gold were contained in doré inventories at September 30, 2009, in addition to approximately 15 thousand tonnes of base metal concentrates.

Shareholders’ equity at September 30, 2009 was $824.5 million, an increase of $23.6 million from shareholders’ equity at June 30, 2009 primarily as a result of the net income generated during the quarter of $17.4 million plus $5.9 million from the increase in market value of short term investments which was recorded as other comprehensive income.  At September 30, 2009, the Company had 87.2 million common shares issued and outstanding.

The Company’s financial position at September 30, 2009, the undrawn $70 million credit facility, and the operating cash flows that are expected over the next twelve months, lead management to believe that the Company’s liquid assets are sufficient to fund planned capital expenditures and to discharge liabilities as they come due.

The Company does not have any off-balance sheet arrangements or commitments that are expected to have a current or future effect on its financial condition or results of operations, other than those disclosed in this MD&A and the consolidated financial statements and the related notes.  The Company’s commitments have contractual maturities at September 30, 2009 which are summarized in the following table:

PAYMENTS DUE BY PERIOD
	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Capital Lease Obligations	$963	886	77	-	-
Contribution Plan (1)	8,126	2,786	5,340	-	-
Total contractual obligations(2)	$9,089	3,672	5,417	-	-

(1)
In June 2008 the Company initiated a 4 year contractual contribution plan for key officers and management, further discussed in Note 11 to the unaudited interim consolidated financial statements. Contract commitments for the plan represent remaining payments expected to be paid out and are payable in Canadian dollars ($8.7 million).

(2)
Amounts above do not include payments related to the following: (i) the Company’s anticipated asset retirement obligation of $59.1 million, (ii) current liabilities of $70.1 million and (iii), a pledge of $2.3 million payable by the Company over 3 years for a corporate contribution to the construction of an earth science building at a major educational institution with payment contingent on the institution achieving a specific goal of other funding obtained.  The institution has not reached its funding goal as at September 30, 2009 and therefore the Company has not yet accrued for this contribution.

During Q1 2009, the Company closed its zinc forward sales, thereby crystallizing a gain of $7.6 million, which is expected to settle each month until December 2009. Similarly, in December 2008 Pan American closed its open lead positions, which had the effect of establishing a gain of $3.2 million, which is due to settle monthly during 2009.  At September 30, 2009, the crystallized receivable gain on these positions was $3.0 million. During April 2009, the Company committed 5,000 tonnes of zinc to option contracts, which have the effect of ensuring zinc prices of between $1,250 and $1,630 for that quantity.  The option contracts settle evenly over the last eight calendar months of 2009.  At the date of this MD&A, 1,875 tonnes remained of this program while the mark-to-market of these positions was a loss of $0.6 million.

In anticipation of operating expenditures in Peruvian nuevos soles (“PEN”) and Mexican pesos (“MXN”), the Company has entered into forward foreign currency contracts with an aggregated nominal value of $7 million settling between October and December of 2009 at an average PEN/US$ exchange rate of 2.88 and contracts with an aggregated nominal value of $6 million settling between October and December of 2009 at an average MXN/US$ exchange rate of 11.73.  At September 30, 2009, the unrealized mark-to-market value of the Company’s forward foreign exchange contracts was a loss of $1.6 million.

At the end of the third quarter of 2009, the Company had fixed the price of 400,000 ounces of silver produced during the third quarter and contained in concentrates, which are due to be priced in October and November of 2009 under the Company’s concentrate contracts.  The price fixed for these ounces averaged $15.24 per ounce while the spot price of silver was $16.65 on September 30, 2009, resulting in an unrealized mark-to-market loss of $0.6 million.

Outlook

•	Production Forecast for 2009

Consolidated silver production for the nine months ended September 30, 2009, excluding 1.1 million ounces from Quiruvilca, was 16 million ounces and was in-line with our forecast. Cash costs in the nine month ended September 30, 2009, excluding Quiruvilca production, were $5.33 per ounce (nine months ended September 30, 2008: $5.30 per ounce), below management’s revised forecast of $6.00 for the full year, which was revised down from $6.28 per ounce in the Q2 2009 MD&A.  Based on the Company’s production for the nine months ended September 30, 2009 and our outlook for the balance of the year, management continues to expect 2009 silver production of 21.5 million ounces (excluding production from Quiruvilca) at cash costs of less than $6.00 per ounce.

The Company’s production of gold and base metals was largely as expected in the nine months ended September 30, 2009 and we continue to believe in the accuracy of our forecasted 2009 production of gold (85,000 ounces), zinc (36,000 tonnes), lead (12,800 tonnes), and copper (5,000 tonnes) as contained on page 27 of the MD&A presented in the 2008 Annual Report.

•	Risks and Uncertainties

The Company faces many risks in conducting its business, as described more fully in Pan American’s Annual Information Form (available on SEDAR at www.sedar.com) and Form 40F.  Management believes that the following represent some of the most significant risks facing the Company over the balance of 2009:

•	Metal Price Risk

Pan American derives its revenue from the sale of silver, gold, zinc, lead, and copper.  The Company’s sales are directly dependent on metal prices that have shown extreme volatility and are beyond the Company’s control. Consistent with the Company’s mission to provide equity investors with exposure to changes in silver prices, our policy is not to hedge the price of silver. From time to time, Pan American mitigates the price risk associated with its base metal production by committing some of its forecasted base metal production under forward sales and option contracts.  The Company’s open base metal forward positions at September 30, 2009 are described under the “Liquidity and Capital Resources” section of this MD&A. The Board of Directors continually assesses the Company’s strategy towards its base metal exposure, depending on market conditions. Since base metal and gold sales are treated as a by-product credit for purposes of calculating cash costs per ounce of silver, this non-GAAP measure is highly sensitive to base metal and gold prices.

•	Credit Risk

The Company has long-term concentrate contracts to sell the zinc, lead, and copper concentrates produced by the Quiruvilca, Huaron, Morococha, San Vicente, and La Colorada mines.  Concentrate contracts are a common business practice in the mining industry.  The terms of the concentrate contracts may require the Company to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing the Company to credit risk of the buyers of our concentrates.  As discussed earlier in this MD&A, DRP, one of our largest buyers of copper concentrates and pyrite stockpiles experienced difficulties complying with the terms of our concentrate contracts and currently owes Pan American approximately $8.8 million.

Silver doré production from La Colorada, Alamo Dorado, and Manantial Espejo is refined under long term agreements with fixed refining terms at four separate refineries worldwide.  The Company generally retains the risk and title to the precious metals throughout the process of refining and therefore is exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that the Company may not be able to fully recover our precious metals in such circumstances.  The Company maintains insurance coverage against the loss of precious metals and base metal concentrates at our mine sites, in-transit to refineries, and while at the refineries.

The Company maintains trading facilities with several banks and bullion dealers for the purposes of transacting the Company’s trading activities. None of these facilities are subject to margin arrangements.  The Company’s trading activities can expose us to the credit risk of our counterparties to the extent that our trading positions have a positive mark-to-market value.  The Company expects to receive settlements of its zinc and lead positions totalling $3.0 million over the balance of 2009, which are subject to credit risk of three large financial institutions.

Management carefully considers credit risk when allocating prospective sales and refining business to counterparties.  In making allocation decisions, management attempts to avoid unacceptable concentration of credit risk to any single counterparty.

•	Exchange Rate Risk

Pan American reports its financial statements in USD; however, the Company operates in jurisdictions that utilize other currencies.  As a consequence, the financial results of the Company’s operations, as reported in USD, are subject to changes in the value of the USD relative to local currencies.  Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.  The local currencies that we have the most exposure to are the PEN and MXN. In order to mitigate this exposure, from time to time, the Company has purchased PEN, MXN, and Canadian dollars to match anticipated spending.  At September 30, 2009, the Company had open currency forward positions are described under the “Liquidity and Capital Resources” section of this MD&A.

•	Employee Relations

Pan American’s business depends on good relations with its employees.  At September 30, 2009, the Company employed approximately 6,440 employees and the employees of mining contractors, of which approximately 600 were represented by unions in Peru and a further 200 by a union in Bolivia.  The Company has experienced short-duration labour strikes and work stoppages in the past and may experience future labour related events.

Accounting Policies and Internal Controls

On January 1, 2009, the Company adopted one new Section of the Canadian Institute of Chartered Accountants’ (“CICA”) Handbook and continues to evaluate the adoption of three other new Handbook Sections: Section 3064, “Goodwill and Intangible Assets” was adopted; Section 1582, “Business Combinations”, Section 1601, “Consolidated  Financial Statements”, and Section 1602, “Non-controlling Interests” continue to be evaluated.  In addition, two new Emerging Issues Committee (“EIC”) Abstracts, EIC 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities and EIC 174, Mining Exploration Costs, were adopted in the first quarter of 2009.  The adoption of these new CICA pronouncements did not have a material effect on the Company.

•	Future Adoption of International Financial Reporting Standards

We will begin reporting our financial statements in accordance with International Financial Reporting Standards (IFRS) on January 1, 2011, including comparative results, pursuant to the decision made by the CICA or AcSB.

We have established a project team to manage the significant undertaking of the transition to IFRS.   We have now identified three phases to our conversion project:  Scoping and Diagnostics, Analysis and Development, Implementation and Review.

Phase One: Scoping and Diagnostic, which involved project planning and identification of differences between current Canadian GAAP and IFRS, has been substantially completed.

Phase Two: Analysis and Development involves detailed diagnostics and evaluation of the financial impacts of various options under IFRS and will result in decisions on accounting policy choices and the drafting of accounting policies; identification and design of operational and financial business processes; identifying and initiating staff training; analysis of IFRS 1 exemptions to the general requirement for full retrospective application upon transition to IFRS; summarization of 2011 IFRS disclosure requirements; and development of required solutions to address identified issues.  We have identified the significant differences between IFRS and Canadian GAAP and have accordingly established a program, which maps existing processes to the new standards.  We have also initiated a series of internal education and awareness seminars.  We expect to complete this analysis and development phase by the end of fourth quarter of 2009.

Phase Three: Implementation and Review will involve the execution of changes to information systems and business processes; completion of formal authorization processes to approve recommended accounting policy changes; and further training programs across the Company’s finance and other affected areas, as necessary.  It will culminate in the collection of financial information necessary to compile IFRS-compliant financial statements and reconciliations; embedding of IFRS in business processes; and audit committee approval of IFRS-compliant financial statements.  It should be noted that implementation will involve continuous monitoring of developments in IFRS as the standards continue to evolve during 2011 and later periods while the US roadmap for adopting IFRS is established.

During our transition, we will monitor these ongoing changes to IFRS and adjust our transition plans accordingly. Our transition status is currently on track with our implementation schedule.

Technical information contained in this management discussion and analysis has been reviewed by Michael Steinmann, P.Geo., Executive Vice President Geology & Exploration, and Martin Wafforn, P.Eng., VP Technical Services, who are the Company’s Qualified Persons for the purposes of NI 43-101.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

CERTAIN OF THE STATEMENTS AND  INFORMATION IN THIS MANAGEMENT’S DISCUSSION AND ANALYSIS CONSTITUTE “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF APPLICABLE CANADIAN PROVINCIAL SECURITIES LAWS RELATING TO THE COMPANY’S AND ITS OPERATIONS.  ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS.  WHEN USED IN THIS MANAGEMENT’S DISCUSSION AND ANALYSIS THE WORDS “ANTICIPATE”, “BELIEVE”, “ESTIMATE”, “EXPECT”, “INTEND”, “TARGET”, “PLAN”, “FORECAST”, “STRATEGIES”, “GOALS”, “OBJECTIVES”, “BUDGET”, “MAY”, “SCHEDULE” AND OTHER SIMILAR WORDS AND EXPRESSIONS, IDENTIFY FORWARD-LOOKING STATEMENTS OR INFORMATION.  THESE FORWARD-LOOKING STATEMENTS OR INFORMATION RELATE TO, AMONG OTHER THINGS: THE PRICE OF SILVER AND OTHER METALS; THE ABILITY OF THE COMPANY TO SUCCESSFULLY COMPLETE THE PROPOSED TRANSACTION WITH AQUILINE RESOURCES INC. OR TO TAKE-UP AND PAY FOR ANY SUCH SECURITIES, AND THE EFFECTS OF ANY SUCH ACQUISITION ON THE COMPANY; THE EFFECTS OF LAWS, REGULATIONS AND GOVERNMENT POLICIES AFFECTING PAN AMERICAN’S OPERATIONS OR POTENTIAL FUTURE OPERATIONS, INCLUDING BUT NOT LIMITED TO, LAWS IN THE PROVINCE OF CHUBUT, ARGENTINA WHICH, AMONG OTHER THINGS, CURRENTLY PROHIBITS OPEN-PIT MINING AND THE USE OF CYANIDE IN MINING AND WHICH, AS CURRENTLY ENACTED, WOULD LIKELY RENDER ANY FUTURE CONSTRUCTION AND DEVELOPMENT OF THE NAVIDAD PROJECT UNECONOMIC OR NOT POSSIBLE AT ALL; FUTURE SUCCESSFUL DEVELOPMENT OF THE NAVIDAD PROJECT AND OTHER DEVELOPMENT PROJECTS OF THE COMPANY;THE SUFFICIENCY OF THE COMPANY’S CURRENT WORKING CAPITAL, ANTICIPATED OPERATING CASH FLOW OR ITS ABILITY TO RAISE NECESSARY FUNDS; THE ACCURACY OF MINERAL RESERVE AND RESOURCE ESTIMATES AND ESTIMATES OF FUTURE PRODUCTION; ESTIMATED PRODUCTION RATES FOR SILVER AND OTHER PAYABLE METALS PRODUCED BY THE COMPANY; TIMING OF PRODUCTION AND THE CASH AND TOTAL COSTS OF PRODUCTION AT EACH OF THE COMPANY’S PROPERTIES; THE ESTIMATED COST OF AND AVAILABILITY OF FUNDING FOR ONGOING OR FUTURE DEVELOPMENT PLANS AND CAPITAL REPLACEMENT, IMPROVEMENT OR REMEDIATION PROGRAMS; THE ESTIMATES OF EXPECTED OR ANTICIPATED ECONOMIC RETURNS FROM THE COMPANY’S MINING PROJECTS, AS REFLECTED IN FEASIBILITY STUDIES OR OTHER REPORTS PREPARED IN RELATION TO DEVELOPMENT OF PROJECTS; ESTIMATED EXPLORATION EXPENDITURES TO BE INCURRED ON THE COMPANY’S VARIOUS EXPLORATION PROPERTIES; FORECAST CAPITAL AND NON-OPERATING SPENDING; FUTURE SALES OF THE METALS, CONCENTRATES OR OTHER PRODUCTS PRODUCED BY THE COMPANY; RECOVERY IF ANY OF AMOUNTS DUE FROM DOE RUN PERU; AND THE COMPANY’S PLANS AND EXPECTATIONS FOR ITS PROPERTIES AND OPERATIONS.

THESE STATEMENTS REFLECT THE COMPANY’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, COMPETITIVE, POLITICAL AND SOCIAL UNCERTAINTIES AND CONTINGENCIES.  MANY FACTORS, BOTH KNOWN AND UNKNOWN, COULD CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT ARE OR MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS CONTAINED IN THIS MANAGEMENT’S DISCUSSION AND ANALYSIS AND THE COMPANY HAS MADE ASSUMPTIONS AND ESTIMATES BASED ON OR RELATED TO MANY OF THESE FACTORS.  SUCH FACTORS INCLUDE, WITHOUT LIMITATION: FLUCTUATIONS IN SPOT AND FORWARD MARKETS FOR SILVER, GOLD, BASE METALS AND CERTAIN OTHER COMMODITIES (SUCH AS NATURAL GAS, FUEL OIL AND ELECTRICITY); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE PERUVIAN SOLES, MEXICAN PESO, ARGENTINE PESO AND BOLIVIAN BOLIVIANO VERSUS THE U.S. DOLLAR); RISKS RELATED TO THE TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY’S BUSINESS; CHANGES IN NATIONAL AND LOCAL GOVERNMENT, LEGISLATION, TAXATION, CONTROLS OR REGULATIONS AND  POLITICAL OR ECONOMIC DEVELOPMENTS IN CANADA, THE UNITED STATES, MEXICO, PERU, ARGENTINA, BOLIVIA OR OTHER COUNTRIES WHERE THE COMPANY MAY CARRY ON BUSINESS IN THE FUTURE; RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF MINERAL EXPLORATION, DEVELOPMENT AND MINING (INCLUDING ENVIRONMENTAL HAZARDS, INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, PRESSURES, CAVE-INS AND FLOODING); RISKS RELATING TO THE CREDIT WORTHINESS OR FINANCIAL CONDITION OF SUPPLIERS, REFINERS AND OTHER PARTIES WITH WHOM THE COMPANY DOES BUSINESS; INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; RELATIONSHIPS WITH AND CLAIMS BY LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; AVAILABILITY AND INCREASING COSTS ASSOCIATED WITH MINING INPUTS AND LABOR; THE SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT, INCLUDING THE RISKS OF OBTAINING NECESSARY LICENSES AND PERMITS AND THE PRESENCE OF LAWS AND REGULATIONS THAT MAY IMPOSE RESTRICTIONS ON MINING, INCLUSING THOSE CURRENTLY IN THE PROVINCE OF CHUBUT, ARGENTINA; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; GLOBAL FINANCIAL CONDITIONS; BUSINESS OPPORTUNITIES THAT MAY BE PRESENTED TO, OR PURSUED BY, THE COMPANY; THE COMPANY’S ABILITY TO COMPLETE AND SUCCESSFULLY INTEGRATE ACQUISITIONS AND TO MITIGATE OTHER BUSINESS COMBINATION RISKS; CHALLENGES TO, OR DIFFICULTY IN MAINTAINING, THE COMPANY’S TITLE TO PROPERTIES AND CONTINUED OWNERSHIP THEREOF; THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, AND CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC OR OTHER FACTORS; INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR COSTS; AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION “RISKS RELATED TO PAN AMERICAN’S BUSINESS” IN THE COMPANY’S MOST RECENT FORM 40F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES.  INVESTORS ARE CAUTIONED AGAINST ATTRIBUTING UNDUE CERTAINTY OR RELIANCE ON FORWARD-LOOKING STATEMENTS.  ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED.  THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION, TO UPDATE THESE FORWARD-LOOKING STATEMENTS OR INFORMATION TO REFLECT CHANGES IN ASSUMPTIONS OR CHANGES IN CIRCUMSTANCES OR ANY OTHER EVENTS AFFECTING SUCH STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.